95 Rockwell Place,  Brooklyn, NY 11217

News Release

Media Contact:	Investor Relations Contact:
Rafi Reguer	Laurel Louison

Tel: 718-522-7373

TRACK DATA CORPORATION ANNOUNCES PRELIMINARY RESULTS OF COMMON STOCK TENDER OFFER

Brooklyn, NY - September 20, 2005 - Track Data Corporation (Nasdaq: TRAC) today announced preliminary results of its tender offer to purchase up to 1 million shares of its common stock at a price of $3.00 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, September 16, 2005.

Based on a preliminary count by the depositary for the tender offer, approximately 1,059,000 shares of common stock were properly tendered and not properly withdrawn, including approximately 22,000 shares that were tendered through notice of guaranteed delivery. The 1,059,000 shares tendered include 200,000 shares tendered by Mr. Hertz, Track Data’s Chairman, CEO and controlling stockholder. Track Data will acquire all 1,059,000 shares properly tendered and not properly withdrawn at a purchase price of $3.00 per share. Of the 1,059,000 shares, 59,000 shares will be purchased in accordance with the Company’s right, under the terms of the tender offer, to acquire additional shares without extending the offer.

The number of shares properly tendered and not properly withdrawn is preliminary and subject to verification by the depositary. The final number of shares purchased will be announced as soon as practicable following completion of the verification process and confirmation by the depositary of the proper delivery of all shares tendered. Payment for the shares validly tendered and accepted for purchase under the tender offer, and return of any shares not accepted, will occur promptly after such announcement.

Track Data Corporation maintains offices in the U.S. and Europe, with executive offices located at 95 Rockwell Place, Brooklyn, New York 11217. Its telephone number is 212-943-4555 or 718-522-7373.

The Company is a financial services company that provides real-time financial market data, fundamental research, charting and analytical services to institutional and individual investors through dedicated telecommunication lines and the Internet. The Company also disseminates news and third-party database information from more than 100 sources worldwide. The Company owns Track Data Securities Corp. ("TDSC"), a registered securities broker-dealer and member of the National Association of Securities Dealers, Inc. The Company provides a proprietary, fully integrated Internet-based online trading and market data system, proTrack, for the professional institutional traders, and myTrack and TrackTrade, for the individual trader. The Company also operates Track ECN, an electronic communications network that enables traders to display and match limit orders for stocks. The Company also engages in arbitrage trading.